222 South Ninth Street

Campbell Mithun Tower – Suite 2000

Minneapolis, MN 55402-3338

www.Oppenheimer.com

Direct:     (612) 607-7352

Fax:     (612) 607-7100

E-Mail:     pmartin@Oppenheimer.com

August 13, 2014

VIA EDGAR AND FEDERAL EXPRESS

Mr. Brian Soares

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:         MOCON, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 28, 2014

File No. 000-09273

Dear Mr. Soares:

We are responding on behalf of MOCON, Inc. (“MOCON”) to your comment letter dated July 30, 2014 regarding MOCON’s Form 10-K for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2014. For your convenience, we have repeated the comment from your letter in boldface print and provided MOCON’s response below the comment.

Form 10-K for the fiscal year ended December 31, 2013

1.

Given your disclosure on page 26 regarding your acquired business’ $5.8 million contribution to sales, it appears that product sales for your package testing segment excluding the acquisition decreased. Please tell us the reasons for the decrease and please ensure that your future filings include disclosure regarding material changes and the reasons for those changes.

Response:

The growth in MOCON’s Package Testing segment from 2012 to 2013 was $5,559,000 as noted on page 25 of its Form 10-K for the year ended 2013. As the Staff correctly noted, MOCON’s sales increase in this segment that was attributable to the acquired business (Dansensor) was $5,785,000. The main reason for the large increase in Dansensor sales from 2012 to 2013 was due to only including nine months of Dansensor sales in 2012 revenues, as the business was acquired on April 2, 2012.

Mr. Brian Soares

August 13, 2014

Therefore, sales in MOCON’s organic Package Testing business decreased $226,000 from 2012 to 2013. The primary reason for this decline was a de-emphasis in selling certain of MOCON’s legacy instruments in favor of Dansensor’s more widely accepted products in this business segment. At the time of acquisition, Dansensor’s sales of package testing instruments were approximately three to four times greater than MOCON’s sales of similar instruments. After evaluating the product lines of the two companies following completion of the acquisition, MOCON made a conscious decision to market the Dansensor instruments in place of MOCON instruments in instances of duplication, which then resulted in lower sales of the Package Testing instruments historically sold by MOCON.

MOCON undertakes to provide appropriate disclosure regarding material changes and the reasons for these changes in future filings.

In connection with this response, MOCON acknowledges that:

1.	MOCON is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	MOCON may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this response letter fully addresses the matters discussed in your letter of July 30, 2014. However, if you have further questions or comments, please contact me at (612) 607-7352.

Sincerely,

/s/ Phillip B. Martin

Phillip B. Martin

cc:           Mr. Tim Buchmiller – SEC Division of Corporate Finance

Mr. Darrell Lee